Exhibit 99.4

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

-                    Year Ended December 31, 2003 -

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2003 and the related discussion and analysis of financial condition and results of operations.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with Canadian generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are described under: “Accounting Matters”.

Overview

DRAXIS is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through its contract manufacturing operations.

The Company believes that its radiopharmaceutical business, acquired in 1997, and its contract manufacturing business, acquired in 1998, have significant long-term growth potential and the Company has invested considerable financial and management resources toward the development of these businesses. Accordingly, the Company’s primary operational focus consists of: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company’s capabilities and that contribute to the long-term value of the Company.

Consistent with this strategic focus, the Company divested its dermatology product lines in 2001 and in 2003 completed the sale of its Canadian prescription pharmaceutical sales and marketing business (“DRAXIS Pharmaceutica”). The Company also realigned its senior management responsibilities in 2003 to focus on its core businesses. The positive progress made by both the radiopharmaceutical and contract manufacturing business are highlighted by the improved operating results of these core businesses and improved cash flows of the Company in 2003.

Specifically in 2003, the Company achieved a number of significant accomplishments including:

•                  Improving financial results from continuing operations:

•                  Revenues of $49.2 million for the year representing growth of 27.3% over 2002 including the positive non-recurring impact of $1.4 million in deferred revenue related to the termination of the licence and distribution agreements for BrachySeed®.

•                  Earnings before interest, income taxes, minority interest and amortization, (“EBITDA”) of $10.4 million for the year, representing an increase of 67.7% over 2002 ($8.3 million after excluding the positive non-recurring impact of $1.4 million in deferred revenue related to termination of BrachySeed® agreements and the recognition of $0.7 million in insurance proceeds as a reduction of cost of goods sold).

•                  The EBITDA margin grew from 16.1% in 2002 to 21.2% in 2003 or to 16.9% excluding the impact of the positive non-recurring items in 2003.

•                  Ramp up of commercial shipments of Hectorol® Injection for Bone Care International, Inc. beginning late in the first quarter of 2003.

•                  Ramp up of shipments of the new radiotherapeutic kit product (Sodium Iodide I-131) for the treatment of thyroid cancer and hyperthyroidism beginning early in the second quarter of 2003.

•                  On-going ramp up of shipments under the GlaxoSmithKline (“GSK”) manufacturing agreement.

•                  Strengthening of the Company’s balance sheet and liquidity position offering the Company enhanced flexibility in implementing its core business strategies as a result of the sale of its sales and marketing operations.

•                  Realignment of executive management team in support of its core business operations.

Subsequent to December 31, 2003 the Company announced:

•                  A new collective agreement covering its unionized hourly employees at its contract manufacturing operations.

The Company indicated at the beginning of 2003 that its target was to achieve radiopharmaceutical revenues by the end of 2007 of $30 million to $35 million, representing more than 3 times its 2002 revenue base.  The radiopharmaceutical segment’s revenue growth in 2003 is in-line with these targets.

The Company also indicated at the beginning of 2003 that its target was to achieve revenue from its manufacturing segment by the end of 2007 of between $40 million to $50 million, representing more than two times its 2002 revenue base coupled with improving profitability margins.  The manufacturing segment achieved a 28.8% revenue growth in 2003 over 2002.  The EBITDA margin for the manufacturing segment has improved from 3.0% for 2002 to 4.0% for 2003 with an average margin over 7.8% over the last three quarters of 2003.

The Company also expected to be able to generate positive operating cash flow for 2003, before changes in working capital, which it has achieved.

Consolidated Results of Operations(1)

	Years Ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars except share related data) (Canadian GAAP)

Revenues
Product sales	$40,535	$30,338	$27,151
Royalty and licensing	8,658 (2)	8,302	6,752
	$49,193	$38,640	$33,903

Product gross margin	$12,813 (3)	$6,934	$5,106
% of Product sales revenues	31.6%	22.9%	18.8%
Royalty and licensing revenue	8,658	8,302	6,752
SG&A	(9,904)	(7,542)	(6,369)
% of Product sales revenues	-24.4%	-24.9%	-23.5%
EBITDA(4) (pre-R&D)	11,567	7,694	5,489
% of Total revenues	23.5%	19.9%	16.2%
R & D (net)	(1,151)	(1,483)	(802)
EBITDA(4)	10,416	6,211	4,687
% of Total revenues	21.2%	16.1%	13.8%
Amortization	(5,797)	(5,253)	(4,623)
Financial
• Foreign exchange translation	(701)	(12)	378
• Other	(831)	(268)	(403)
Income tax provision	(1,081)	(201)	(1,658)
Minority interest	391	252	286
Income (loss) from discontinued operations	5,797	(2,554)	(855)
Net income (loss)	$8,194	$(1,825)	$(2,188)

Net income (loss)
• From continuing operations	$2,397	$729	$(1,333)
• From discontinued operations	5,797	(2,554)	(855)
	$8,194	$(1,825)	$(2,188)

Basic income (loss) per share
• From continuing operations	$0.065	$0.020	$(0.036)
• From discontinued operations	0.156	(0.069)	(0.023)
	$0.221	$(0.049)	$(0.059)

(1)          Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operation. (see Accounting Matters – Discontinued Operations).

(2)          Includes $1,436 of deferred revenue related to the termination of agreements for BrachySeed®.

(3)          Includes $730 of insurance proceeds.

(4)          Income from continuing operations before amortization, financial expense, income taxes and minority interest.  This earnings measure does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of net cash flows from operating activities. (see Accounting Matters - Non-GAAP Measures).

Comparison of Year Ended December 31, 2003 and 2002

Consolidated revenues from continuing operations for the year ended December 31, 2003 increased 27.3% compared to 2002 due to higher product sales coupled with the recognition of $1,436,000 of deferred revenue related to the termination of the agreement with the Company’s former BrachySeed® licensee in the U.S. (see Accounting Matters – Termination of BrachySeed® Agreements) in the first quarter of 2003, partially offset by lower Anipryl®-related deferred revenue.

Increased product gross margins associated with continuing operations for 2003 are attributable to changes in product mix driven by higher margin new business in both the radiopharmaceutical and contract manufacturing businesses coupled with the recognition of $730,000 in insurance proceeds as a reduction of cost of goods sold (see Accounting Matters- Insurance Proceeds).

Selling, general and administration expenses associated with continuing operations, expressed as a percentage of product sales, for the year ended December 31, 2003 decreased modestly compared to 2002 as the impact of increased product sales was more than offset by the costs associated with commencement of direct sales of BrachySeed® in the U.S and costs associated with developing new business.

Research and development expenditures associated with continuing operations for 2003 decreased compared with 2002 due to higher than normal spending in the third quarter of 2002 for third party toxicity testing of Fibrimage® and Amiscan™.

EBITDA from continuing operations for the year ended December 31, 2003 increased 67.7% compared to 2002 due to increased product sales, changes in product mix driven by new business, the recognition of $1,436,000 of previously deferred BrachySeed® revenue, and the receipt of $730,000 of insurance proceeds, partially offset by lower Anipryl®-related deferred revenue.

EBITDA margin grew from 16.1% in 2002 to 21.2% (16.9%, excluding the impact of the positive non-recurring items) in 2003.

Amortization expense associated with continuing operations for the year ended December 31, 2003 increased 10.4% respectively over 2002 following the commencement of amortization charges on completed capital projects in the latter part of 2002 and third quarter of 2003.

Net financial items associated with continuing operations resulted in charges to income of $1,532,000 compared to $280,000 for the year ended December 31, 2003 due to foreign exchange translation losses related to the strengthening of the Canadian dollar in 2003 as compared with the positive impact of a weakening Canadian dollar in 2002, the write-off of $160,000 of bank financing costs resulting from the early repayment of a secured bank term loan and increased borrowing costs in the early portion of 2003.

Minority interest for 2003 had a contribution to net income of $391,000 compared to $252,000 in 2002 due to losses in the contract manufacturing operations in the first quarter of 2003.

In addition, the majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, which is mostly Canadian dollars, the Company’s overall gross profit margins are affected. For 2003, the strengthening of the Canadian dollar, combined with the growing volume of business denominated in U.S dollars, negatively affected gross profit margins compared to 2002. The impact is reflected within the cost of goods sold and selling, general and administration lines on the income statement.

Discontinued operations contributed $5,797,000 of income for the year ended December 31, 2003 compared to a loss of $2,554,000 in 2002 due to the sale of discontinued operations in 2003 and the after-tax gain related to the $6,500,000 received on the sale of product rights in the first quarter of 2003 and $9,600,000 received on the sale of product rights in the third quarter of 2003.  The tax provision associated with these transactions reduced the Company’s future tax assets.  No cash taxes are expected to be payable as a result of these transactions.

For the year ended December 31, 2003 the Company recorded an income tax expense at an effective tax rate of 35.0% as compared to an expense of 29.6% in 2002 due to recognition in 2002 of tax refunds related to the Company filing amended U.S. returns for its 1998, 1999 and 2000 taxation years. The Company’s effective tax rate varies from period to period depending on the level of income generated from each subsidiary.

The weighted average number of common shares outstanding in 2003 of 37,114,648 increased over 2002 due to the exercise of options and employee participation shares during 2003 less shares repurchased for cancellation by the Company.

Comparison of 2002 to 2001

Consolidated revenues from continuing operations for the year ended December 31, 2002 of $38,640,000 were a record level for the Company, representing an increase of 14.0% over 2001.  An 11.7% increase in product sales coupled with a 23.0% increase in royalty and licensing revenue accounted for the overall increase.

Product gross margin in 2002 improved to 22.9% of product sales from continuing operations from 18.8% for the same period in 2001 due to a change in revenue mix.

Selling, general and administration expenses associated with continuing operations was 24.9% of product sales from continuing operations in 2002, relatively unchanged as compared to the 23.5% of product sales from continuing operations in 2001.

EBITDARD from continuing operations of $7,694,000 in 2002 was an annual record for the Company, representing an increase of 40.2% compared to 2001.  Expressed as a percentage of total revenues, EBITDARD increased to 19.9% in 2002 from 16.2% in 2001.

Research and development expenditures associated with continuing operations increased 84.9% in 2002 as compared to 2001 due to increased staffing and additional clinical development activity involving the Company’s pipeline of innovative radiopharmaceutical products.

Amortization expense associated with continuing operations increased 13.6% compared with 2001 following the commencement of amortization charges on completed capital projects.

Net financial items associated with continuing operations in 2002 resulted in a higher expense in 2002 due to a strengthening Canadian dollar in 2002 compared with 2001, partially offsetting the impact of lower interest rates.

Minority interest in 2002 contributed positively to net income by $252,000, a $34,000 decline compared to 2001 due to the reduction in DPI’s net loss.

Net loss from discontinued operations in 2002 was $2,554,000 as compared to $855,000 in 2001 due to higher operating expenses including severance costs related to the restructuring of the Company’s corporate scientific and regulatory affairs group combined by accrued future operating costs, partly offset by higher product gross margins.

The only significant non-recurring items in 2002 were net after-tax offering costs of $251,000 and a tax recovery of $418,000.  The only significant non-recurring item in 2001 was a $3,300,000 charge associated with the revaluation of the Company’s income tax assets.

In December 2001, the Company filed amended U.S. returns for its 1998, 1999 and 2001 taxation years. In June 2002 the Company was notified by the U.S. Internal Revenue Service that its revised filing position had been accepted and related refunds aggregating $418,000 were recognized in the second quarter of 2002 as a reduction in income tax expense.

In June 2001, the Governments of Canada and Ontario enacted legislation implementing gradual reductions in their respective corporate income tax.  Following full implementation of the reductions, the effective tax rate applicable to the Company’s Canadian operations will decline to approximately 31%.  Accordingly, in 2001, the Company recorded a non-cash charge of $1,534,000 to reduce the carrying value of its future income taxes.  Although this development caused the Company to reduce the carrying value of its income tax assets, future periods will benefit from a significant reduction in Canadian income tax rates.

The weighted average number of common shares outstanding in 2002 increased 1.1% to 36,981,985 over 2001 due to the exercise of options and employee participation shares.

Radiopharmaceuticals

	Years Ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars except share related data) (Canadian GAAP)

Revenues
Product sales	$14,564	$9,704	$6,763
Royalty and licensing	1,521	451	192
	$16,085	$10,155	$6,955

EBITDA (pre-R&D)	$7,208	$2,702	$1,779
% of Revenues	44.8%	26.6%	25.6%
R & D (net)	(1,151)	(1,483)	(802)
EBITDA	6,057	1,219	977
Amortization	(1,302)	(1,127)	(1,043)
Income (loss) from operations	$4,755	$92	$(66)

Radiopharmaceuticals and radiotherapy devices are the focus of the Company’s radiopharmaceutical subsidiary, DRAXIMAGE, which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BrachySeed® second generation brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including: Fibrimage®, currently in Phase III, for imaging deep vein thrombosis; INFECTON®, currently in Phase II clinical development for imaging infection, and Amiscan™, currently in Phase II, for the early diagnosis of acute myocardial infarct. DRAXIMAGE is also developing a somatostatin-based peptide which has potential for cancer imaging and therapy.

Highlights in this segment for the year ended December 31, 2003 included:

•                  Strong financial results:

•                  Revenues of $16.0 million for the year representing an increase of $5.9 million over 2002.

•                  EBITDA of $6.1 million ($4.2 million, excluding the positive non-recurring impact $0.5 million in insurance proceeds and the positive non-recurring impact of $1.4 million in deferred revenue related to termination of agreements for BrachySeed®), representing an increase of $4.9 million ($3.0 million, excluding non-recurring items) over 2002.

•                  EBITDA margin of 37.7% (25.8%, excluding the positive non-recurring impact $0.5 million in insurance proceeds and the positive non-recurring impact of $1.4 million in deferred revenue related to termination of agreements for BrachySeed®) compared to a 12.0% margin for 2002.

•                  Ramp up of sales related to Sodium Iodide I-131 for the treatment of thyroid cancer and hyperthyroidism following regulatory approval in January 2003.

•                  Successful completion of Phase I safety and dosimetry trial in Canada for INFECTON®.

•                  The establishment of a marketing and distribution agreement with Netherlands-based IDB Benelux Inc. for the Benelux countries.

•                  Expansion of the Company’s agreements with Isogenic Sciences Limited, for global rights to proprietary technology related to brachytherapy implants.

•                  Five year agreement with Bristol-Myers Squibb Medical Imaging for the marketing and distribution of radiopharmaceutical products in Canada. The agreement provides that DRAXIMAGE technetium-99m kits, Indium-111 and Xenon-133 will be distributed exclusively through Bristol-Myers Squibb Medical Imaging in Canada with the balance marketed on a non-exclusive basis.

•                  Receipt of Health Canada approval to initiate two Phase II clinical studies of INFECTON®, a novel radiopharmaceutical diagnostic imaging agent for detecting and determining the location of infection in patients with difficult to diagnose signs and symptoms.  Enrollment for the two Phase II clinical studies has begun and is expected to continue into early 2004.

•                  Granting of a U.S. patent for a new family of chelating compounds that have significant potential for the development of imaging and radiotherapeutic agents to diagnose and treat diseases, including cancerous tumours or metastases. The new family of chelating compounds will permit the discovery of diagnostic imaging agents to visualize important biological receptors or receptor-positive tumours when combined with gamma-emitting radioisotopes. The compounds are also potentially useful as therapeutic radiopharmaceuticals for the in-vivo treatment of tumours and metastases.

•                  On December 9, 2003, the Company announced that DRAXIMAGE has been certified under ISO 9001: 1994, including ISO 13485: 1996, an international standard for medical device manufacturers. The certification is a significant step in the strategy to enter the European radiopharmaceutical and medical device market in 2004.

Comparison of Year Ended December 31, 2003 and 2002

Revenues for the radiopharmaceutical segment for the year ended December 31, 2003 increased $5,930,000 or 58.4% over 2002 largely driven by sodium iodide I-131 sales to the U.S and by the recognition of $1,436,000 of deferred revenue related to the termination of the agreements with the BrachySeed® licensee in the U.S in the first quarter of 2003.

Shipments of BrachySeed® I-125 to the U.S. and Canada for the year ended December 31, 2003 decreased compared with the 2002. Shipments of BrachySeed® I-125 to the U.S. remain below levels attained in 2002 following the termination of agreements with the Company’s former U.S. licensee and the establishment of a direct sales strategy in the first quarter of 2003.

Research and development expenditures for this segment decreased in 2003 as compared to 2002 as a result of higher than normal spending in the fourth quarter of 2002 for third party toxicity testing of Fibrimage® and Amiscan™.

EBITDA and EBITDA margin increased for the year ended December 31, 2003 largely due to increased product sales driven by sodium iodide I-131 sales to the U.S., the receipt of insurance proceeds, and the recognition in the first quarter of 2003 of $1,436,000 of deferred revenue related to the termination of the agreements with the BrachySeed® licensee partially offset by costs associated with commencement of direct sales of BrachySeed® in the U.S.

For the year ended December 31, 2002, BrachySeed® net contribution to EBITDA was approximately break-even on $1.8 million of revenues.  Included in 2002 results were $1.0 million of inventory losses associated with the palladium version of BrachySeed®.

Amortization expense for this segment increased slightly for 2003 compared to 2002 due to capital projects completed in 2002.

Comparison of 2002 to 2001

Total revenues for the radiopharmaceutical segment in 2002 of $10,155,000 were an annual record representing an increase of 46.0% over 2001.  The 43.5% increase in product sales was primarily attributable to increased sales of sodium iodide I-131 radiotherapy capsules, which were launched in the fourth quarter of 2001, diagnostic imaging products, and BrachySeed® implants.

Revenues in 2001 were negatively affected by supply disruptions associated with the previously outsourced supply of the Company’s line of lyophilized diagnostic imaging products.  For the year ended December 31, 2002, U.S. sales of these products increased 21.4% as compared to 2001.

During 2002 DRAXIMAGE completed the installation of three new BrachySeed® production lines at its FDA-approved facility, incorporating robotic assembly units for efficient production and greater product quality.

In the second quarter of 2002, the Company received a $1,000,000 non-refundable fee related to BrachySeed® Pd-103 bringing the total of non-refundable fees received from its U.S. BrachySeed® licensee to $2,000,000.  Up to December 31, 2002, non-refundable fees under this collaboration have been deferred and recognized as revenue on a straight-line basis over the period to December 31, 2010.

EBITDARD for 2002 for this segment of $2,702,000, or 26.6% of revenues, was an annual record, representing an increase of 51.9%, compared to income of $1,779,000, or 25.6% of revenues, in 2001.

Research and development expenditures for this segment increased to $1,483,000 in 2002 as compared to $802,000 in 2001 due to increased development activity involving the Company’s radiopharmaceutical product pipeline.

For the year ended December 31, 2002, BrachySeed® net contribution to EBITDA was approximately break-even on $1.8 million of revenues.  Included in 2002 results were $1.0 million of inventory losses associated with the palladium version of BrachySeed®.  In December 2002, manufacturing and sale of BrachySeed® Pd-103 were suspended to reduce inventory losses which had been incurred for a period of several months during which production, based on its U.S. licensee’s projected sales, significantly exceeded actual sales.

Amortization expense for this segment increased 8.1% from 2001 following the commencement of amortization of the expanded radiopharmaceutical production facility.

In 2002, the Company strengthened its radiopharmaceutical management team with the addition of Dr. George Desypris as Director of Clinical Development and Mr. Giovanni Venditti as Director of Sales and Marketing.  In 2001, DRAXIMAGE added Dr. Edward Bump as Director of Research.

Manufacturing

	Years Ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars except share related data) (Canadian GAAP)

Revenues
Product sales	$26,985	$20,946	$20,460

EBITDA	$1,084	$627	$149
% of Revenues	4.0%	3.0%	0.7%
Amortization	(1,448)	(1,166)	(867)
Loss from operations	$(364)	$(539)	$(718)

Manufacturing comprises the Company’s manufacturing subsidiary, DRAXIS Pharma (“DPI”), and product sales of Anipryl® produced for Pfizer Inc.  DPI is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients for many international jurisdictions.

Highlights in this segment for the year ended December 31, 2003 included:

•                  Improving financial results:

•                  Record revenues of $27.0 million for the year representing an increase of $6.0 million over 2002.

•                  EBITDA of $1.1 million ($0.9 million, excluding the non-recurring impact of insurance proceeds), an increase of $0.4 million ($0.2 million, excluding the impact of insurance proceeds) compared to 2002.

•                  EBITDA margin of 4.0% (3.3%, excluding the non-recurring impact of insurance proceeds) for the year compared to a margin of 3.0% for 2002.

•                  Ramp up of commercial production of Hectorol® Injection for Bone Care International beginning in the second quarter of 2003.

•                  Ramp up of commercial production related to the GSK manufacturing agreement.

•                  Appointment of John Durham as President of DPI. Mr. Durham brings to DPI over 20 years of pharmaceutical experience, most recently as a General Manager for an international contract manufacturer. Mr. Durham replaced Mr. Jim Garner who held the position of Acting President since September 2002 following the departure of Mr. Dwight Gorham.

Subsequent to Year End the Company Announced:

•                  A new collective agreement covering its unionized hourly employees, represented by the United Food and Commercial Workers International Union, at its contract manufacturing operations was reached.  The new collective agreement, which is retroactive to May 1, 2003, has a 5-year term.  The agreement includes provisions for additional weekend shifts that will effectively allow DPI to increase productive capacity and move toward its objective of operating 24 hours a day, 7 days a week in its sterile area.

Comparison of the Year Ended December 31, 2003 and 2002

Total revenues for the manufacturing segment for 2003 of $27.0 million were 28.8% higher compared with 2002 primarily due to commercial production of Hectorol® Injection and production under the Company’s GSK manufacturing agreement.

EBITDA for this segment for the year end December 31, 2003 increased $457,000 and EBITDA margin increased from 3.0% to 4.0% over 2002. This was the result of the positive impact of increased product sales and changes in product mix driven by new business including the production of Hectorol® Injection and production related to the GSK manufacturing agreement, partially offset by costs associated with developing new business, training related to the ramping up of sterile production resources, and the unfavourable impact of reduced production in month of December 2003 related to normal maintenance and capital installation requirements. Included in EBITDA is a portion of the insurance proceeds which were recorded as a reduction in cost of goods sold in the third quarter of 2003.

EBITDA and EBITDA margin for the year ended December 31, 2003 were negatively affected by production disruptions early in the first quarter of 2003 in sterile operations due to equipment and related problems which were resolved during the first quarter and the costs associated with new product introductions. EBITDA margin over the last three quarters of 2003 was approximately 7.8%.

During 2003, the operating results of the contract manufacturing section were negatively affected by the increased level of activity of introducing new products.  The introduction of new products to the sterile operations of contract manufacturing results in increased costs because of the amount of capacity which is utilized in the process, the higher risk of batch failures and the ramping up of production staff in preparation for commercial volumes.  In particular, the ramping up of production staff to meet the ultimate capacity demands once new products are approved and commercial production can begin, usually results in a three month training for production staff in which no revenue is generated from their activities.  This reduces the overall EBITDA margin. In addition, the timing of regulatory for new products is difficult to estimate due to the nature of the regulatory approval process. As the commercialization of new products increases in the future relative to the activity level of introducing new products, a positive impact on EBITDA margins is expected.

Amortization expense of $1,448,000 for this segment for the year ended December 31, 2003 increased 24.2% over the same period in 2002, following the commencement of amortization on completed capital projects in late 2002 and the third quarter of 2003.

Comparison of 2002 and 2001

Revenues for the twelve month period ended December 31, 2002 were flat despite increased new business, the commencement of shipments of lyophilized products principally to DRAXIMAGE and increased Anipryl® product sales to Pfizer Inc., all of which was offset by lower volumes of lower margin, legacy products.

DPI’s regular summer shut-down was completed in July 2002.  The entire sterile area, including lyophilization, was affected by the 2002 shutdown.  This resulted in slower than anticipated ramp-up in sales in the third quarter and much of the fourth quarter of 2002.

In 2002, the Company announced that it had received approval from the FDA to transfer the production of previously outsourced DRAXIMAGE lyophilized imaging products to DPI.  Ramp-up of lyophilization production in 2002 was slower than anticipated due to production start-up issues in this new manufacturing area.

In December 2001, DPI finalized supply and related agreements with GSK for the renewal and expansion of an existing contract manufacturing relationship between the companies.  The products being transferred to DPI are all established, sterile products currently marketed by GSK in multiple international markets.

In 2002, an additional, established sterile product was added under this contract. U.S. regulatory approval for the site transfer of this product, the first under the new DPI/GSK contract destined for the U.S. market, was received and commercial production of this product commenced in the second quarter of 2002.

During 2002, site transfer and related activities associated with the other GSK products continued at a high level.  In January 2003, DPI received formal approval from the U.K. Medicines Control Agency to manufacture several products destined for the U.K. and major European markets.  The authorization includes products being transferred to DPI under the GSK contract.

In 2002, DPI was selected by Bone Care International Inc. to be a manufacturer of Hectorol® Injection, an FDA approved D-hormone product used in the treatment of secondary hyperparathyroidism in chronic renal dialysis patients.

Also in 2002, DPI was designated by Axcan Pharma Inc. as a commercial manufacturing site for its lyophilized biological product, Photofrin® photodynamic therapy used to selectively palliate, cure or prevent various forms of malignant cancers.

EBITDA for this segment of $627,000 for 2002 was an annual record representing an increase of $478,000 from $149,000 in 2001.  The EBITDA margin for this segment increased to 3.0% for 2002 compared to 0.7% in 2001.  The improvement in operating profitability was attributable to higher margin products.

Amortization expense for this segment increased 34.5% from 2001 following the commencement of amortization charges on completed capital projects.

In 2002, the Company announced a three year, $12 million capital plan for DPI including a tripling of DPI’s existing lyophilization capacity, new sterile manufacturing capabilities to support recently announced contracts, improvements to production line efficiency, and improvements to infrastructure and supporting systems to maintain DPI at the forefront of regulatory compliance.

The second lyophilizer, with 24 square metres (254 square feet) of freeze-drying shelf space, will be incorporated into DPI’s existing lyophilization facility, which currently houses a highly automated, integrated system with 11 square metres (120 square feet) of shelf space.  The specialized facility was originally designed to readily accommodate this second lyophilizer at a cost significantly less than that of the initial installation with minimal disruption to ongoing production.  The two units, both of which are supplied by BOC Edwards, will provide total annual capacity equivalent to five to six million 10 mL vials of lyophilized product.

In early November 2002, DPI commissioned its new raw material storage and dispensing area, which improved cGMP compliance and provided an improved environment for the handling and dispensing of raw materials.  This installation will improve the flow of material and personnel and is equipped with a new ventilation system and state-of-the-art dust containment technology.  This project, which is part of DPI’s three year capital plan, was completed both on time and within original cost estimates.

Corporate and Other

	Years Ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars except share related data) (Canadian. GAAP)

Revenues
Product sales(1)	$(1,014)	$(312)	$(72)
Royalty and licensing	7,137	7,851	6,560
	$6,123	$7,539	$6,488

EBITDA	$3,275	$4,365	$3,561
% of Revenues	53.5%	57.9%	54.9%
Amortization	(3,047)	(2,960)	(2,713)
Income from operations	$228	$1,405	$848

(1)  Net of inter-segment sales.

The Corporate and Other segment comprises deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; royalties and expenses from GSK Consumer Healthcare with respect to the SpectroPharm line of products; revenues and directly attributable expenses associated with Alertec®; non-allocated corporate expenses and inter-segment eliminations.  Effective July 22, 2003 revenues and expenses directly related with Alertec® are no longer included in this segment since Alertec® was included in the divestiture of DRAXIS Pharmaceutica (see Corporate Matters - Sale of Discontinued Operations).  Milestones and royalties deriving from the divestiture of DRAXIS Pharmaceutica are included in this segment.

The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Highlights in this segment for the year ended December 31, 2003 included:

•                  Completion of divestiture of DRAXIS Pharmaceutica in July resulting in total estimated proceeds of $19.0 million made up of $6.5 million received from Elan Corporation, plc (“Elan”) in the first quarter of 2003, $9.6 million upon closing from Shire BioChem Inc. (“Shire”), with a potential of $2.9 million of market driven milestones in the future years.  Future royalties are in addition to these figures.

•                  Granting of an exclusive license for Europe to CEVA Santé Animale Inc. (“CEVA”) for the marketing and distribution of Anipryl® for the use of approved Anipryl® claims. Under terms of the agreement, CEVA has the right to promote approved Anipryl® indications in Europe in exchange for a percentage royalty on European sales of Anipryl® and/or the use of Anipryl® claims.  In addition the Company will receive nominal milestones upon regulatory approval of Anipryl® in the U.K. and subsequent additional jurisdictions within the European Community.

•                  Receipt of authorization from the U.K. Veterinary Medicines Directorate (“VMD”) to market Anipryl® tablets for dogs in the United Kingdom. As a result of the VMD authorization, the Company will now file for regulatory approval of the product in four additional European Union member states and has received nominal payment from CEVA which is included in revenues for the quarter.

Comparison of Year Ended December 31, 2003 and 2002

Royalty and licensing revenue in this segment for the year ended December 31, 2003 of $7,137,000 decreased compared to 2002 due to the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003 which more than offset the royalties related to the sale of products to Shire coupled with payments received from CEVA.

EBITDA and EBITDA margin decreased for the year ended December 31, 2003 due mainly to the previously announced elimination of minimum royalty income related to Anipryl® effective January 1, 2003 partially offset by royalties related to sale of product rights to Shire coupled with payment received from CEVA.

Amortization expense in this segment in 2003 was largely unchanged as compared to 2002.

Comparison of 2002 to 2001

Royalty and licensing revenue in this segment in 2002 increased 19.7% as compared to 2001.  The increase was attributable to increased minimum royalty amounts from Pfizer Inc. with respect to Anipryl®.

EBITDA for this segment in 2002 increased $804,000 over 2001 due to increased minimum royalty amounts from Pfizer Inc. with respect to Anipryl®, combined with a higher contribution from Alertec® offsetting inter-segment eliminations.

Amortization expense for this segment in 2002 declined slightly compared to 2001.

Corporate Matters

Executive Management Team Realignment

In 2003, the Company announced the realignment of its executive management team to reflect the growing importance of its core operating businesses in Montreal. The significant elements of the realignment which were effective July 1, 2003 are as follows:

•                  The departure of Jim Garner as Senior Vice President Finance and Chief Financial Officer.

•                  The office of the Chief Financial Officer was assumed by Mark Oleksiw, previously Director of Finance in Montreal. Mr. Oleksiw has over eight years of experience with an international public accounting firm focusing on U.S and Canadian publicly listed companies mostly in the life science and high technology industries. In addition, Mr. Oleksiw has three years of experience in external reporting in the telecommunications industry combined with two years of internal audit experience. Mr. Oleksiw has also lectured for the last seven years at McGill University in the Chartered Accountancy Program and worked closely with the Canadian Institute of Chartered Accountants.

•                  The promotion to Senior Vice-President, Corporate Development and Strategic Planning of Dan Brazier. Mr. Brazier’s new responsibilities were in addition to his role since 1998 as President of DRAXIS Pharmaceutica. Mr. Brazier has played an integral role in maintaining the value of the DRAXIS Pharmaceutica division during the lengthy divestiture process. Mr. Brazier has over 23 years of progressive experience in various marketing and sales management positions covering prescriptions, medical devices, over the counter and retail product categories.

•                  The promotion to Vice-President Finance of Mr. Chien Huang. Mr. Huang provides financial support for a wide range of corporate activities including strategic planning, corporate development and investor relations. Mr. Huang joined DRAXIS in 1998 as Assistant Controller and has served various corporate finance capacities since then.  In addition, Mr. Huang has over eight years of prior experience including positions as a manager of business process re-engineering, senior financial planning and analysis and audit experience with an international accounting firm.

Furthermore, in order to provide for further concentration of its support operations with its operating divisions in Montreal, the Company has appointed Alida Gualtieri, partner in the Corporate Finance Mergers and Acquisition sector of McCarthy Tétrault’s Montreal offices to the position of General Counsel and Corporate Secretary to replace Doug Parker who left the Company on December 1 to join an outside law firm.  Ms. Gualtieri is primarily located at the Company’s Montreal offices and has been a member of the Quebec Bar since 1988.

Sale of Discontinued Operations

On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan to return the Canadian rights for several of Elan’s unapproved neurology products from its DRAXIS Pharmaceutica division in exchange for a cash payment of $6.5 million.

On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica division with the sale to Shire of substantially all the remaining products of the division. The Company has received $9.6 million in cash from Shire and may receive up to $2.9 million in market driven milestones over the next several years. In addition, the Company will receive royalty payments based on the continuing Canadian sales of the sold products. The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax® (see Accounting Matters- Discontinued Operations).

Legal Actions

Since 2000, the Company and its animal health subsidiary, Deprenyl Animal Health, Inc. (“DAHI”), have been involved in U.S. and Canadian legal proceedings with the University of Toronto and the University of Toronto Innovations Foundation.  One dispute relates to the terms of a 1992 license agreement under which Innovations Foundation is claiming entitlement to a portion of the consideration earned by DAHI with respect to Anipryl®.  The second dispute relates to a 1988 contract research agreement under which the University of Toronto is claiming a declaration of ownership and an order for assignment of patents and damages related to certain Anipryl®-related intellectual property.  On November 18, 2003, the Company, the University of Toronto and the University of Toronto Innovations Foundation mutually agreed to dismiss, without payment, the lawsuits between them with respect to Anipryl®.

Share Buy-back Program

On April 16, 2003 DRAXIS received approval from the Toronto Stock Exchange for a share buy-back program (Normal Course Issuer Bid) to repurchase for cancellation up to 1,854,934 common shares, the maximum allowable number, representing 5% of the issued and outstanding common shares of the Company at that time.  DRAXIS qualified to begin making purchases of its shares through the facilities of the Toronto Stock Exchange beginning on April 21, 2003.  The bid will end no later than April 20, 2004 or earlier if the Company purchases the maximum allowable number of shares.  As at December 31, 2003, 50,300 shares had been acquired under this program at a weighted average cost of $1.30 per share.

Public Offering

In June 2002, the Company facilitated the underwritten sale of 4,220,466 common shares, representing approximately 11.4% of the Company’s issued and outstanding shares, by Elan International Services, Ltd., a subsidiary of Elan, and Novopharm Limited, a subsidiary of TEVA Pharmaceutical Industries Ltd. The Company incurred $360,000 ($251,000, after tax) of costs associated with this offering.

Shareholder Rights Plan

On April 23, 2002, an updated version of the Company’s pre-existing shareholder rights plan became effective to ensure continued shareholder protection in the event of an unsolicited take-over bid for the Company’s shares.  The updated plan was approved by shareholders at the special annual general meeting on May 16, 2002 and received regulatory approval shortly thereafter.

Board of Directors

On August 15, 2002, the Company announced that it had appointed two new directors, Mr. Rolf H. Henel and Mr. Bruce W. Simpson, to its Board and that Mr. James Doherty elected to retire from the Board.  The Company’s Board now has nine directors, all of whom, except Dr. Barkin as President and CEO, are considered to be unrelated and independent of the Company.

Liquidity and Capital Resources

	Years Ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars except share related data) (Canadian GAAP)

Cash and cash equivalents	$10,563	$4,899	$5,602
Restricted cash	$976	—	—
Non-financial working capital (net)(1)	$12,780	$5,219	$6,381
Total debt	$10,166	$13,310	$9,726

(1)  Excluding cash and cash equivalents, bank loan, current portions of deferred revenues, long-term debt and customer deposits.

Cash and cash equivalents at December 31, 2003 totalled $10,563,000 as compared with $4,899,000 as at December 31, 2002 and $5,602,000 as at December 31, 2001.

In conjunction with the divestiture of DRAXIS Pharmaceutica to Shire, $976,000 of the cash proceeds are held in trust under an escrow agreement.  The release of this amount under escrow is dependent upon whether or not claims by Shire have been made to the Company by certain dates with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities.  As at December 31, 2003 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.  There are certain standard financial liquidity ratio requirements pursuant to DPI’s term loan as well as terms of the DPI shareholders’ agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

Cash flows from continuing operations, before changes in working capital, for 2003, were positive $1,920,000 as compared to a cash outflow of $1,748,000 in 2002. Cash flows used in continuing operations, before changes in working capital, in 2002, were $1,748,000 as compared to usage of $1,946,000 in 2001.  The increase relates to improving EBITDA in 2002.

Non-financial working capital increased from $5,219,000 as at December 31, 2002 to $12,780,000 as at December 31, 2003 due to higher accounts receivable related to the ramp up in product volumes during the year and reduction in trade payables. Non-financial working capital declined to $5,219,000 as at December 31, 2002 from $6,381,000 as at December 31, 2001 due to lower current future income taxes and increased accounts payable.

Cash flows from discontinued operations for 2003 were $16,123,000 as compared to a cash outflow of $439,000 in 2002. The improvement in 2003 relates to proceeds from the disposition of discontinued operations during the year. Cash flows used in discontinued operations in 2002 were $439,000 as compared to a cash inflow of $75,000 in 2001.  The decrease in 2002 was due to the decline in EBITDA from discontinued operations.

Deferred revenue continued to decline in 2003 which is attributable to amortization of deferred revenues related to milestones of prior years and the recognition related to the termination of the agreement with the brachytherapy licensee in the U.S. in the first quarter of 2003.  The increase in 2002 was due to commencement of amortization of non-refundable fees related to BrachySeed®

Deferred revenue amortization which continues to be a significant source of non-cash earnings to the Company was relatively flat compared to 2002 as the elimination of the minimum royalty income related to Anipryl® was offset by recognition in the first quarter of 2003 of $1,436,000 of deferred revenue related to the termination of the agreements with the BrachySeed® licensee.

Capital expenditures for the year decreased from $5,390,000 in 2002 to $3,536,000 for 2003 due to timing of the installation and payments related to the second lyophilizer project are attributable to expenditures under the previously announced capital plan for the contract manufacturing segment. Capital expenditures in 2002 of $5,390,000 increased from $5,365,000 in 2001 related to its three year $12 million capital plan announced in 2002.

In March 2002, co-incident with the announcement of DPI’s new capital plan, the Company entered into a number of financing arrangements which will provide for up to $7,400,000 in debt and equity from DPI’s existing shareholders and up to $3,000,000 in debt financing from Investissement Québec.  As of December 31, 2003, the maximum amounts of debt and equity have been fully subscribed by DPI’s existing shareholders and $1,741,000 of debt financing has been provided by Investissement Québec.

Total debt at December 31, 2003 totalled $10,166,000 as compared with $13,310,000 at December 31, 2002.  During 2003, the Company reduced its outstanding third party debt through the repayment of its secured revolving credit facility at DPI and the repayment of its unsecured subordinated obligation related to the in-licensing of Permax®. The increase in debt is related to the strengthening of the Canadian dollar for 2003 as all third-party debt is denominated in Canadian dollars.

As at December 31, 2003, the Company’s debt, was comprised as follows:

•                  $ 5,558,000 secured bank term loan (DPI);

•                  $ 1,741,000 secured subordinated term loan from Investissement Québec (DPI);

•                  $ 2,867,000 unsecured subordinated term loan from SGF (DPI); and

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options and employee participation shares generated $593,000 for the year ended December 31, 2003 as compared to $844,000 for the same period of 2002.

For the years ended December 31, 2003 and 2002 the Company received $225,000 and $792,000 respectively from the issuance of treasury shares by DPI, net of the repurchase of shares held by minority interest.

The Company did not make any acquisitions in 2003, 2002 or 2001.

The Company was in compliance with all lending covenants as at December 31, 2003 and 2002 except with respect to a minimum working capital requirement on December 31, 2002 under the DRAXIS Health Inc. credit agreements.  A waiver has been received with respect to the non-compliance to this covenant.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations which includes the radiopharmaceutical segment, contract manufacturing segment and royalties and milestones related to product rights sold to Shire is the Canadian dollar.  Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S denominated monetary assets of these operations.  The Company currently does not actively hedge this exposure but, reduces the exposure by maintaining the minimum level of U.S. denominated cash available to meet its short-term cash requirements.

Commitments

The following table summarizes the Company’s major contractual cash obligations as of December 31, 2003:

(in thousands of U.S. dollars)	2004	2005	2006	2007	Thereafter

Long-term debt	$981	$1,416	$1,416	$4,582	$2,071
Operating leases	$275	$205	$158	$—	$—

In addition to the above, the Company is obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

The Company is party to a shareholders’ agreement which granted SGF the right to obligate the Company to purchase their shareholdings in DPI under certain circumstances (see Accounting Matters- Subsequent Events).  Further details of this commitment are included in Note 22 to the 2003 consolidated financial statements.

Differences Between Canadian and U.S. GAAP

The major differences between Canadian and U.S. GAAP which affect net income (loss) are summarized in the following table:

	Years Ended December 31,
	2003	2002	2001
	(in thousands of U.S. dollars)

Net income (loss) as reported under U.S. GAAP	$13,202	$2,186	$(1,584)

Continuing operations
Amortization expense, net of taxes	(2,290)	(2,393)	(1,944)
Revaluation of tax assets	—	—	1,603
Other	—	77	4
	(2,290)	(2,316)	(337)
Discontinued operations
Amortization expense, net of taxes	(215)	(630)	(266)
Provision for future losses, net of taxes	1,064	(1,065)	—
Net gain on disposal of product rights - net of tax	(3,567)	—	—
	(2,718)	(1,695)	(266)

Net income (loss) under Canadian GAAP	$8,194	$(1,825)	$(2,188)

Continuing Operations

Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of Deprenyl Animal Health, Inc. which was treated as acquired research and development and the portion of the 1997 acquisition cost of the Company’s radiopharmaceutical business assigned to acquired research and development.

Under Canadian GAAP, in the fourth quarter of 2000 the Company recorded a charge of $1,647,000 related to the decline in federal corporate income tax rates since the related federal legislation had been substantively enacted at that time.  The Company recorded an additional charge of $1,534,000 under Canadian GAAP in the second quarter of 2001 related to the decline in provincial tax rates.  Under U.S.

GAAP, $3,300,000 was charged to earnings in the second quarter of 2001 following passage of the enabling legislation.

Discontinued Operations

Amortization expense associated with discontinued operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the acquisition cost of acquired research and development in 1999 and technical assistance costs.

Under Canadian GAAP, the Company recorded a provision to reflect the estimated loss on disposal from discontinued operations and the estimated provision for future losses between the measurement date and the disposal date.  Under U.S. GAAP, the anticipated net gain from discontinued operations will be recognized only when realized.

OUTLOOK

The Company’s primary operational focus for 2004 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company’s capabilities and that contribute to the long-term value of the Company.

The Company’s longer term objective for its radiopharmaceutical business is to leverage its existing business base and record of regulatory approvals to become a significant North American and international competitor in this highly specialized market through a combination of increasing sales of existing products, the identification and commercialization of additional product opportunities, development of its new product pipeline and possible acquisitions, consistent with its well defined business focus.

DRAXIMAGE is expected to continue to grow in 2004 through increasing sales of existing products in the U.S., introduction of new products into the U.S., as well as expansion into Europe.

Sales of BrachySeed® implants are expected to increase from 2003 levels following direct marketing, sales and distribution strategies which were implemented in 2003. Management expects that continued emphasis on quality, customer service and pricing will be the key factors for the future success of BrachySeed®.

In 2004 the Company expects to substantially increase its investment in research and development activities of its radiopharmaceutical product pipeline, specifically Fibrimage® and INFECTON®  over 2003 levels to support the Phase III trial of Fibrimage® and the Phase II and Phase III trials of INFECTON® .

The Company believes that long-term growth potential for DRAXIMAGE should be divided between the potential for its innovative proprietary radiopharmaceutical products currently under development and opportunities excluding these products. Although each of DRAXIMAGE’s pipeline products under development address substantial unmet market needs and thus has considerable potential, two of these products are at advanced stages of development.  Fibrimage® is completing its Phase III program and INFECTON® has embarked on its Phase II program.  Nevertheless, given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, any of these products will achieve commercialization.

Excluding the potential impact of the radiopharmaceutical products currently under development, the Company’s target continues to be to achieve radiopharmaceutical revenues of $30 million to $35 million (representing more than three times its 2002 base) by 2007, together with improving profitability margins. Specifically for 2004, revenue is expected to grow between 30% and 35%.  EBITDA margin is expected to be between 23% and 28% including the ramp up of research and development spending related to Phase III clinical trials of both Fibrimage® and INFECTON®.

The Company’s longer term objective for its manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third party contract manufacturing revenues while managing costs in order to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DPI varies by production flow. The demand for DPI’s sterile, including lyophilized and non-lyophilized product, capacity continues to grow and create challenges. During 2003, additional production shifts were added to meet customer demand within the framework of DPI’s existing production processes and systems.  The Company expects that an increase in capacity through additional production shifts, production efficiencies and capital investment will be required in 2004 given the increased customer demand.  Unlike DPI’s sterile operations which continue to grow, the non-sterile operations continue to run significantly below its current one-shift capacity. In 2004, DPI will seek to increase capacity utilization of the non-sterile area by maximizing utilization of its current one shift configuration.

In 2004 DPI will also be focused on the completion of its three year, $12 million capital plan including the installation of the second lyophilizer, which will triple DPI’s current capacity in this highly specialized area.  Installation and a rigorous validation process before commercial production can begin is expected to be completed in the second half of 2004. Significant contribution is not expected before 2005.

The Company’s target is to achieve manufacturing revenues by 2007 from its Montreal facility of $40 million to $50 million (representing more than two times its 2002 base) together with improved profitability margins of between 15 to 20%. For 2004, the Company expects revenue growth of between 20 and 25% coupled with improving EBITDA margins of 8 to 12% by the end of 2004.

In general, the timing of regulatory approvals will be the major factor determining the rate of revenue and earnings growth for both the Company’s radiopharmaceutical and manufacturing businesses.

In 2004, the Company’s Corporate and Other segment is expected to experience an increase in revenue over 2003 levels mainly driven by full year royalties related to the sale of product rights to Shire and any contingent milestone payments which may become payable to the Company during the year pertaining to these said product rights.

The Company’s balance sheet at the end of December 2003 reflects a marked improvement in the financial position of the Company. The completion of the divestiture of the remaining assets and liabilities of DRAXIS Pharmaceutica provides the Company with increased flexibility to execute on its strategic plan to focus on the core radiopharmaceutical and specialty contract manufacturing businesses.  Increased liquidity combined with the senior management realignment will be directed towards achieving the objective of enhancing the value of DRAXIS’ core businesses. The Company has significantly reduced its debt levels and plans to continue to reduce and/or restructure its existing third party debt arrangements in a manner consistent with best serving the future growth of its core businesses.

Management expects operating cash flow to be positive in 2004 and expects continued growth over 2003 operating cash flow levels.

Management expects completion of its three-year $12 million capital plan in 2004 and accordingly, expects capital expenditures to be slightly higher in 2004 compared to 2003.  The focus of future capital expenditures will be to increase and improve on the efficient utilization of its sterile manufacturing capacity in 2004.

With the Company’s current cash balances, reduced operating cash requirements and established financing arrangements, management expects to have sufficient liquidity available to fund the Company’s cash requirements in 2004.  Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with Canadian GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2003 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Recognition of Licensing Revenue - License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements.  In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived.  If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Future Tax Assets - Realization of the net future tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions.  Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

Termination of BrachySeed® Agreements

In January 2003, DRAXIMAGE’s agreements with its BrachySeed® licensee in the U.S were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with the licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

Under the terms of the original agreements, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010.  As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436,000 was included in income for the year ended December 31, 2003 as royalty and licensing revenue.

Discontinued Operations

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations.  Commencing in the second quarter of 2002, the revenues and expenses related to Alertec® were included in the results related to continuing operations and not discontinued operations due to management’s decision in 2002 to retain the Canadian product rights due to the uncertainty of being able to obtain the third-party approval required to be able to include these rights as part of the divestiture of DRAXIS Pharmaceutica.  As a result of attaining the required third party approval, the Canadian product rights to Alertec® were included in the sale of the remaining assets and liabilities of DRAXIS Pharmaceutica to Shire (see Corporate Matters - Sale of Discontinued Operations).

Insurance Proceeds

On July 28, 2003, DRAXIS received insurance proceeds of $730,000 in settlement of physical damage and business interruption losses related to installation problems of its first lyophilizer unit in 2000. The damage resulted in, amongst other things, delays in the commissioning of the lyophilization unit and in obtaining FDA approvals for the transfer of production of the DRAXIMAGE line of lyophilized diagnostic imaging products to DPI.  FDA approval was ultimately obtained in 2001 and costs incurred related to the incident were charged to the statement of operations when incurred. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. As a result of the cash receipt and settlement of its claim, the Company recorded as a reduction in cost of goods sold, the amount of the insurance claim received to match where costs associated with claim were previously charged.

Subsequent Events

On March 31, 2004, DRAXIS has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 3,053,436 units of the Company at a purchase price of $5.00. per unit, for aggregate gross proceeds of $15,289,000.  DRAXIS has granted the underwriters an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds of up to $2,293,000.  Each unit will consist of one common share of DRAXIS and one-half of one share purchase warrant.  Each whole warrant will entitle the holder to acquire one common share of the Company at a price of $6.50 at any time prior to two years from date of the closing of the offering.

On March 31, 2004, DRAXIS entered into a binding letter of intent with SGF to acquire its 32.7% interest in DPI.  The purchase price is cash consideration of $9,938,000.  DRAXIS will use the proceeds from the offering to pay for the acquisition and to repay approximately $4,587,000 in debt owed by DPI.

Recent Accounting Pronouncements

Stock- Based Compensation

In September 2003, the Accounting Standards Board (“AcSB”) of Canadian Institute of Chartered Accountants released revised transitional provisions for Section 3870, to provide the same alternative methods of transition as is provided under U.S. GAAP for voluntary adoption of the fair value based method of accounting as it applies to stock based compensation. These provisions permit either retroactive (with or without restatement) or prospective application of the recognition provisions to awards not previously accounted for at fair value. Prospective application is only available to enterprises that elect to apply the fair value based method of accounting to that type of award for fiscal years beginning before January 1, 2004.

The AcSB agreed that share-based transactions should be measured on a fair value basis, and also agreed to amend Section 3870 to require that all transactions whereby goods and services are received in exchange for stock-based compensation and other payments result in expenses that should be recognized in financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004.

DRAXIS has reviewed the transitional provisions and will adopt the pronouncement effective January 1, 2004 for Canadian GAAP purposes.  The method of application and calculation of impact, if any, on retained earnings will be disclosed in the first quarter of 2004.

Non-GAAP Measures

The terms EBITDARD, EBITDA (pre R&D), EBITDA and net income and earnings per share before non-recurring items used herein do not have standardized meanings prescribed by Canadian GAAP and therefore may not be comparable to similar measures used by other companies.  DRAXIS uses such terms as measures to assess the operating performance of its on-going businesses and believes that most shareholders and investors prefer such measures, since they are consistent with industry practice for analyzing operating performance.  Such measures are used consistently and explicitly defined, and excluded charges are clearly identified. Such measures should not be construed as the equivalent of net cash flows from operating activities.

Forward-Looking Statements

Certain statements contained in this report may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made.  Such factors include, but are not limited to, changing market conditions; clinical trial results; the establishment of new corporate alliances; the impact of competitive products and pricing; the timely development, regulatory approval and market acceptance of the Company’s products; and other risks detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and Canadian securities authorities.